UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*
_________________________________________________
Independence Contract Drilling, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

453415606
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)
_________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

◻ Rule 13d-1(b)
⌧ Rule 13d-1(c)
◻ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 453415606

1.	NAMES OF REPORTING PERSONS Karlin Energy, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ◻ (b) ◻
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0*
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
*
The beneficial ownership amounts and percentage of beneficial ownership reported above are as of the date hereof.  As of September 30, 2024, the reporting person beneficially owned 1,373,297 shares of common stock of Independence Contract Drilling, Inc. (the “Issuer”), which represented approximately 9.0% of the outstanding shares of common stock, based on 15,220,114 shares of common stock of the Issuer outstanding as of August 2, 2024, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission (“SEC”) on August 7, 2024.

CUSIP No. 453415606

1.	NAMES OF REPORTING PERSONS Karlin Asset Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ◻ (b) ◻
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0*
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
*
The beneficial ownership amounts and percentage of beneficial ownership reported above are as of the date hereof.  As of September 30, 2024, the reporting person beneficially owned 1,373,297 shares of common stock of the Issuer, which represented approximately 9.0% of the outstanding shares of common stock, based on 15,220,114 shares of common stock of the Issuer outstanding as of August 2, 2024, as reported in the Form 10-Q filed by the Issuer with the SEC on August 7, 2024.

CUSIP No. 453415606

1.	NAMES OF REPORTING PERSONS Karlin Holdings Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ◻ (b) ◻
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0*
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*
The beneficial ownership amounts and percentage of beneficial ownership reported above are as of the date hereof.  As of September 30, 2024, the reporting person beneficially owned 1,373,297 shares of common stock of the Issuer, which represented approximately 9.0% of the outstanding shares of common stock, based on 15,220,114 shares of common stock of the Issuer outstanding as of August 2, 2024, as reported in the Form 10-Q filed by the Issuer with the SEC on August 7, 2024.

CUSIP No. 453415606

1.	NAMES OF REPORTING PERSONS Gary Karlin Michelson MD Living Trust dated 10/1/1993
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ◻ (b) ◻
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0*
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
*
The beneficial ownership amounts and percentage of beneficial ownership reported above are as of the date hereof.  As of September 30, 2024, the reporting person beneficially owned 1,373,297 shares of common stock of the Issuer, which represented approximately 9.0% of the outstanding shares of common stock, based on 15,220,114 shares of common stock of the Issuer outstanding as of August 2, 2024, as reported in the Form 10-Q filed by the Issuer with the SEC on August 7, 2024.

CUSIP No. 453415606

1.	NAMES OF REPORTING PERSONS Gary Karlin Michelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ◻ (b) ◻
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0*
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*
The beneficial ownership amounts and percentage of beneficial ownership reported above are as of the date hereof.  As of September 30, 2024, the reporting person beneficially owned 1,373,297 shares of common stock of the Issuer, which represented approximately 9.0% of the outstanding shares of common stock, based on 15,220,114 shares of common stock of the Issuer outstanding as of August 2, 2024, as reported in the Form 10-Q filed by the Issuer with the SEC on August 7, 2024.

Item 1 (a).	Name of Issuer:

Independence Contract Drilling, Inc. (the “Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

20475 State Highway 249, Suite 300
Houston, Texas 77070

Item 2 (a).	Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of Common Stock (as defined below) of the Issuer that were directly held by Karlin Energy, LLC (“Karlin Energy”):

(i)	Karlin Energy, a Delaware limited liability company;
(ii)	Karlin Asset Management, Inc., a Delaware corporation (“Karlin Asset Management”), the Manager of Karlin Energy and General Partner of Karlin Holdings Limited Partnership (“Karlin Holdings”);
(iii)	Karlin Holdings, a Nevada limited partnership and Sole Member of Karlin Energy;
(iv)	Gary Karlin Michelson MD Living Trust dated 10/1/1993, a California trust (the “Karlin Trust”), the sole owner of Karlin Asset Management; and
(v)	Gary Karlin Michelson, a United States citizen, the Trustee of the Karlin Trust and sole director of Karlin Asset Management.

The above parties are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

The address for each of the Reporting Persons is:
11755 Wilshire Blvd., Suite 1400
Los Angeles, CA 90025

Item 2 (c).	Citizenship:

Karlin Energy - Delaware
Karlin Asset Management - Delaware
Karlin Holdings - Nevada
Karlin Trust - California
Gary Karlin Michelson - United States

Item 2 (d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Stock”)

Item 2 (e).	CUSIP Number:

453415606

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 0* shares of Common Stock
(b)	Percent of class: 0%*
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 0*
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 0*
	(iv)	Shared power to dispose or to direct the disposition of: 0

* The beneficial ownership amounts and percentage of beneficial ownership reported above are as of the date hereof.  As of September 30, 2024, the Reporting Persons beneficially owned 1,373,297 shares of Common Stock of the Issuer, which represented approximately 9.0% of the outstanding shares of Common Stock, based on 15,220,114 shares of Common Stock of the Issuer outstanding as of August 2, 2024, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 7, 2024.

Karlin Asset Management is the Manager of Karlin Energy and is the General Partner of Karlin Holdings. Karlin Holdings is the Sole Member of Karlin Energy. Karlin Trust is the sole owner of Karlin Asset Management. Gary Karlin Michelson is the Trustee of Karlin Trust and the sole director of Karlin Asset Management.

Each Reporting Person other than Karlin Energy may have been deemed to have beneficially owned the Common Stock that was held directly by Karlin Energy, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person other than Karlin Energy was the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose (including, without limitation, any tax purposes) and each of the Reporting Persons other than Karlin Energy expressly disclaims beneficial ownership of all shares of Common Stock that were held directly by Karlin Energy and any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group”.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The information in Item 4 is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 31, 2024
Date

KARLIN ENERGY, LLC

By: KARLIN ASSET MANAGEMENT, INC., its Manager

/s/ David A. Cohen
Signature

David A. Cohen/CEO
Name/Title
KARLIN ASSET MANAGEMENT, INC.

/s/ David A. Cohen
Signature

David A. Cohen/CEO
Name/Title
KARLIN HOLDINGS LIMITED PARTNERSHIP By: KARLIN ASSET MANAGEMENT, INC., its general partner

/s/ David A. Cohen
Signature

David A. Cohen/CEO
Name/Title
GARY KARLIN MICHELSON MD LIVING TRUST DATED 10/1/1993

/s/ Gary Karlin Michelson
Signature

Gary Karlin Michelson/Trustee
Name/Title
GARY KARLIN MICHELSON

/s/ Gary Karlin Michelson
Signature